(a development stage company)

THIRD QUARTER REPORT

FOR THE NINE MONTHS ENDED MAY 31, 2011

Unaudited (prepared by management)

Stated in Canadian dollars

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED MAY 31, 2011

The following discussion is management’s assessment and analysis (“MD&A”) of the results of operations and financial conditions of Miranda Gold Corp. (the “Company” or “Miranda”) and should be read in conjunction with the accompanying unaudited interim financial statements and related notes thereto for the nine months ended May 31, 2011, and with the audited financial statements for the years ended August 31, 2010, and 2009 all of which are available at the SEDAR website at www.sedar.com.

The financial information in this MD&A is derived from the Company’s financial statements prepared in accordance with Canadian generally accepted accounting principles and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

The MD&A contains information to July 27, 2011.

Overall Performance

Description of Business and Overview of Projects

Miranda is an exploration company active in Nevada, Alaska, and Colombia with an emphasis on generating gold exploration projects with world-class discovery potential.  Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk.

The highlights of the Company’s activities in the three months ended May 31, 2011, and up to the date of this MD&A, are as follows:

United States

•

New Nevada projects - Rook project in the East Roberts Mountains in Eureka County;

•

On March 25, 2011, the Company signed an exploration and option to joint venture agreement with Agnico-Eagle (USA) Limited (“Agnico”) on the Ester Dome property in Alaska with an effective date of October 1, 2010;

•

On May 26, 2011, the Company announced phase one drill results from the Big Blue project by our funding partner, Ramelius;

•

On July 6, 2011, the Company announced results from one drill hole at the Red Hill project which included a significant intercept of 5ft of 0.055oz Au/t within a broader zone of anomalous mineralization in RHM11-006; and

•

Red Canyon project Plan of Operations approved – drilling expected in August 2011.

Miranda Gold Corp.

Management Discussion and Analysis

for the nine months ended May 31, 2011

Colombia

•

The Company opened an exploration office in Medellin, Colombia in February 2011 and continued a generative exploration program; and

•

On June 30, 2011, the Company delivered a notice of termination on the Santander property option to ExpoGold.

New Nevada projects

Rook project, Eureka County, Nevada

As reported in the MD&A for the six months ended February 28, 2011, the Company staked 87 claims, comprising the Rook Project in the East Roberts Mountains in Eureka County, Nevada about 75mi northwest of the town of Eureka.  The Rook property lies in the southern extension of the Battle Mountain-Eureka Trend and covers an area of approximately 2.8sq mi.

The Rook property is within the eastern margin of a lower-plate Devonian limestone window exposing the Devils Gate Limestone and the Denay Formation through the Roberts Mountain Thrust.  Denay equivalent limestone is a host for sediment-hosted gold deposits within the Cortez and larger Battle Mountain-Eureka Trends.

A fault-bounded corridor about 1,500ft wide with associated jasperoid alteration extends 6.5mi northeast across the center of the Rook property beginning from the Chert Cliff deposit.  Based on the results of approximately 200 surface rock samples, jasperoid contains from below detection limit up to 0.01oz Au/t and elevated pathfinder elements of up to 3030ppm arsenic, 105ppm mercury and 658ppm antimony.  Within the corridor, gold mineralization and silicification occur near and along the presumed Webb Formation and Devils Gate Limestone contact.

At the Chert Cliff deposit, mineralization is hosted in Webb Formation siltstones in contact with massive lower-Devonian limestone.  Drilling near Chert Cliff by Platte River Gold Inc. (“Platte River”) in 2008 is reported to have intersected 180ft at 0.01oz Au/t in the Denay Formation outside of the Chert Cliff resource area. The drilling by Platte River confirms the potential for significant mineralization at depth in the Denay Formation on the Rook property.

The Rook project has favorable host rocks, alteration, geochemistry, nearby drill results with significant mineralization, and small nearby and near-surface gold resources, all of which are consistent features of large sediment-hosted gold systems in the Battle Mountain Eureka Trend.

Miranda plans to do additional mapping and surface sampling on Rook to identify drill targets.  In accordance with Miranda’s business model, a joint venture partner will be sought to further explore the project.

Rock samples were assayed by ALS Chemex Laboratories, Inc. of Sparks, Nevada.  Gold results were determined using standard fire assay techniques on a 30g sample with an atomic absorption finish.  Samples were also analyzed for a 50-element geochemical suite by ICP-AES.

USA Funding Partner activity

NuLegacy - Red Hill / Coal Canyon projects

On December 20, 2010, the Company and NuLegacy signed a second amendment to the Red Hill exploration funding agreement so that Coal Canyon is now included in that agreement and the earn-in requirement was increased by US$1,500,000 with a drill commitment on Coal Canyon.  Pursuant to the amendment, the Company received an additional 50,000 common shares of NuLegacy in March 2011.

Under the terms of the Red Hill/Coal Canyon agreement, NuLegacy must now spend  US$5,500,000 in qualifying exploration expenditures over a four-year period.  NuLegacy has committed to drill three 1,500ft holes on the Coal Canyon project by the end of 2013.

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Miranda Gold Corp.

Management Discussion and Analysis

for the nine months ended May 31, 2011

NuLegacy reports that they are integrating the databases from all of the properties they hold under option from the Company and others that expanded the NuLegacy Red Hill Prospect from 3.5sq mi to 45sq mi.  They report that they expect this should produce several more drill targets in addition to the three already identified on the Miranda portion of the NuLegacy Red Hill Prospect. The result is that the majority of this geological district is now being analyzed with modern geological techniques and understanding, as one contiguous geological terrain.

With a late spring in Nevada, NuLegacy commenced drilling on the Red Hill project in mid-May and expects to continue through to October 2011.

On January 13, 2011, the Company announced NuLegacy completed three drill holes in the Long Fault Anomaly at Miranda’s portion of Red Hill for a total of 4,430ft with assays received for one hole.

As reported to the Company, of particular interest, is a significant intercept of 5ft of 0.055oz Au/t within a broader zone of anomalous mineralization in RHM11-006. The gold bearing interval is within the hanging wall of the Long Fault Anomaly and occurs within carbonaceous and pyritic siltstone and limestone of the Horse Canyon Formation, a geologic host for economic mineralization in the nearby Cortez District.

* Anomalous is between 10 and 100 ppb Au (0.010 and 0.100 g Au/t). Drilled intersections; true widths cannot be estimated at this time.

Drill results continue to validate the Induced Polarization survey that defined the Long Fault Anomaly and suggest the presence of a significant gold-bearing hydrothermal system with alteration features common to gold deposits on the Cortez Trend.

The program is ongoing.

Ester Dome project, Fairbanks District, Alaska

As reported in the MD&A for the six months ended February 28, 2011, on March 25, 2011, the Company signed an exploration with option to joint venture agreement, with an effective date of October 1, 2010, with Agnico-Eagle (USA) Limited (“Agnico”).  Agnico can earn a 51% interest in Ester Dome by spending US$4,000,000 in qualifying expenditures over a five-year period.  Agnico may then elect to earn an additional 19% interest (for a total of 70%) by completing a bankable feasibility study or by spending an additional US$10,000,000 at a rate of no less than US$1,000,000 per year.  Upon signing the Agreement, Agnico reimbursed the Company US$70,385 for claim maintenance fees and the underlying lease paid by Miranda in September 2010, and is obligated to pay the Company an additional US$30,000.

The Ester Dome project consists of 181 Alaska state mining claims covering approximately 13.8sq mi and is located 5mi from Fairbanks, Alaska.  The Fairbanks District has reportedly produced over 9.5 million ounces of alluvial gold.  Over 3 million ounces of alluvial gold were mined on the flanks of Ester Dome, and the property covers the majority of the upland source area for these 3 million ounces.

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Miranda Gold Corp.

Management Discussion and Analysis

for the nine months ended May 31, 2011

The geology of Ester Dome comprises a suite of thrust faulted metamorphic rocks, primarily schist, cut by igneous sills and small stocks.  The mineralization on the Ester Dome project is prospective for both high-grade vein and shear-hosted gold deposits and larger tonnage bulk minable gold deposits.

The most recent exploration on Ester Dome was conducted by Placer Dome Exploration ("PDX") in 1998.  The best drill hole reported by PDX intercepted 19.7ft of 2.7oz Au/t from 360ft to 381ft.

Miranda's work on Ester Dome in 2010 consisted primarily of reconnaissance prospecting that identified quartz veins in schist and intrusive rock, data compilation, and the completion of a soil grid consisting of 367 samples.  The purpose of the soil grid was to confirm and delineate an irregularly sampled and undrilled soil anomaly previously identified by PDX and to tighten the spacing of the soil-sample grid defining that anomaly.  Results from soil sampling show an anomalous area of gold over an area of 1,200ft by 7,000ft. This soil anomaly is proximal to a cluster of small mapped and inferred intrusive bodies that occur in an area measuring approximately 1.5sq mi.  Small gold placer workings occur immediately downstream from the area containing the intrusive bodies and soil anomaly.

Miranda was issued a permit to build a road through the central part of the soil anomaly with the intent of providing outcrop exposure for mapping, sampling and access to drill targets.  Agnico has now constructed drill roads into the Nugget Creek area of the Ester Dome project which has allowed access for, and the completion of, a grid soil sampling program.  Assays from the soils and recently exposed outcrops are expected in late August.  Seven drill pads have also been permitted and constructed.  Drilling is scheduled for September, where 5 holes totaling 4,500 ft have been budgeted.

Big Blue, Lander County, Nevada

On May 26, 2011, the Company announced the phase one drill results from Big Blue, a sediment-hosted gold project located in Lander County, Nevada.  Miranda's exploration funding partner Ramelius Resources Ltd. ("Ramelius") (ASX: RMS) intersected anomalous to moderate-grade mineralization in all four holes and plans a second drill campaign later this year.

The four reverse circulation holes totaling 2,445ft were all drilled at angles to the west to cross inferred northerly-trending mineralization-controlling structures in potentially favorable carbonate host rocks and in an area of surface and historic drill-indicated gold anomalies.  BBR11-01 reached a depth of 1,120ft.  Three holes, BBR11-02, -03, and -04, were drilled from the same drill pad, but poor drilling conditions prevented all of them from attaining their planned depth of +1000ft.  All holes were collared in siliceous sedimentary rocks of the upper plate of the Roberts Mountains Thrust.  All holes intersected the thrust between 235 and 270ft and terminated in lower-plate limestone. The lower-plate carbonate rocks were the targeted host and the rocks were altered but the gold mineralization in all four holes was intersected in the upper-plate siliceous rocks. The highest-grade intercept was 5 ft of 0.178oz Au/t beginning at 15ft in hole BBR11-01. Drilling by previous operators did not test below a depth of 500ft.

Snow and mud prevented drill access to two additional drill pads.  Ramelius plans to continue drill evaluation of Big Blue targets this summer, once a drill rig can be sourced.

The Big Blue Project consists of 255 unpatented lode mining claims covering 8.2sq mi located in the Toiyabe Range, 13mi north of Austin, Nevada.  The project is on the south margin of the Callaghan Window, a large area exposing Cambrian through Silurian-age lower-plate carbonate rocks in the footwall of the Roberts Mountains Thrust.  The lower-plate sequence includes the Roberts Mountains, Hanson Creek and Pogonip Formations, of which all are known to be hosts for large, sediment-hosted gold systems in Nevada.

A target analogue for the Big Blue project is the Northumberland deposit in the Toquima Range 39mi south of Austin, Nevada.  Both the Northumberland deposit and Miranda's Big Blue project are within lower-plate windows showing alteration and gold mineralization, but are off the well-defined Carlin and Cortez Trends.  The Northumberland and the Callaghan windows are both associated with similar district-scale stream-sediment anomalies.

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Miranda Gold Corp.

Management Discussion and Analysis

for the nine months ended May 31, 2011

Red Canyon, Eureka County, Nevada

Montezuma Mines Inc. ("Montezuma"), a wholly owned subsidiary of CMQ Resources Inc. (TSX-V:NV), received approval of the Red Canyon Exploration Plan of Operations (“PoO”) from the Bureau of Land Management in Nevada.  Under the PoO, Montezuma proposes to conduct exploration related activities in a phased manner that will create approximately 125 acres of total disturbance over the life of the project.  The proposed Phase I exploration will create approximately 29.6 acres of disturbance.

Now that the permit and bond have been approved, the 2011 drill program can proceed.  Montezuma plans to begin drilling at Red Canyon in August 2011.  This reverse circulation drill campaign will consist of approximately 6,000-8,000ft in 7 holes.

The Red Canyon project in Eureka County, Nevada includes 254 unpatented lode mining claims (7.9sq mi / 20.6sq km) on the Battle Mountain-Eureka Trend and adjoins U.S. Gold's Tonkin Springs property to the west.  The project covers an erosional "window" that exposes hydrothermally altered and brecciated lower-plate carbonate rocks that are age equivalent to the rocks hosting the Cortez Hills gold deposit.

The current drill program will follow-up on Montezuma’s eight hole, 11,260 ft (3,433 m) reverse-circulation drill program conducted in 2010. Drill results included two mineralized zones in MR10-01, a vertical hole 1,660 ft (506 m) southeast of core hole MR09-05C.  The intercepts include:

•

20 ft of 0.050 oz Au/t from 775-795 ft (6.1 m of 1.714 g Au/t from 236.3 to 242.4 m); and

•

20 ft of 0.086 oz Au/t from 965-985 ft (6.1 m of 2.949 g Au/t from 294.2 to 300.3 m).

Montezuma may earn a 60% interest in Red Canyon by funding US$4,000,000 in qualified expenditures over a five-year period beginning August 1, 2008.  Montezuma may then elect to earn an additional 10% interest by completing a bankable feasibility study within four years of election or by funding US$10,000,000 in additional exploration.

Colombia program

As reported in the MD&A for the six months ended February 28, 2011, effective December 30, 2010, the Company optioned five new properties - Cajamarca, Ibague, Fresno, Anori and Santander - from ExpoGold Colombia S.A. (“ExpoGold”). The selection of these five properties concludes Miranda’s first right of refusal to option projects from the ExpoGold portfolio, as contained in the December 2009 Association Agreement.  On June 30, 2011, the Company provided notice of termination of the Santander property as it does not meet our continued investment criteria.

Miranda has the option and right to acquire 100% of each of the remaining four properties by making payments and issuing shares of Miranda beginning with the issue of 10,000 common shares of Miranda and a payment of US$10,000 for each option agreement.  To maintain the four option agreements, payments and issuance of shares increase incrementally each subsequent anniversary year of each individual option agreement.

Miranda has now set up a field office in Medellin and will seek exploration funding partners for all four properties as well as evaluating new properties for acquisition.   Cajamarca, Ibague and Fresno will be offered as a single project due to their proximity to one another, while Anori will be optioned as a separate project.

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Miranda Gold Corp.

Management Discussion and Analysis

for the nine months ended May 31, 2011

Pavo Real

On February 14, 2011, the Company reported on the exploration activities conducted by its funding partner, Red Eagle Mining Corporation (“Red Eagle”), at the Pavo Real project, Colombia.  The Pavo Real project lies within the department of Tolima, approximately 32mi south of the city of Ibague.

Red Eagle completed its initial public offering and raised gross proceeds of $14,371,375 on June 24, 2011.  Red Eagle’s shares began trading on Tier 2 of the TSX Venture Exchange on June 28, 2011.

Geology at Pavo Real comprises a stratigraphic sequence of Lower Triassic red bed siltstones, fine-grained arenites, conglomerates and breccias (Luisa formation) overlain by Upper Triassic limestones with intercalated claystones, siltstones, calcareous shales and arentites (Payande formation) overlain by Upper Triassic to Lower Jurassic tuffs, agglomerates and lavas occasionally intercalated with red bed lithic arenites and siltstones (Saldana formation). The stratigraphic sequence is cut by granodiorites of the Jurassic Ibague batholith and associated minor intrusions.

Gold mineralization at Pavo Real is hosted in sandstones, breccias and conglomerates with high fracture and vein density.

Red Eagle reports that ten recently producing artisanal adits have been mapped and channel sampled with initial assay results including mineralization over significant widths such as 2.23 g Au/t over 27m. Trenching has also shown promising results of up to 4 g Au/t over 10m. Ninty-five rock chip samples from a systematic grid have assayed over 1 g Au/t, with a high of 98 g Au/t and an average of 7.3 g Au/t. Multiple soil anomalies have been identified over significant areas. An aerial magnetic and radiometric survey has yielded positive correlating results.

The 2011 exploration program is well underway with total direct exploration expenditures estimated at $2 million, including 5,000m of diamond drilling commencing in the summer. The continued high quality assays from systematic rock chip, trenching, and channel sampling in the adits have been very encouraging for the intended drill program.

Qualified Person

The data disclosed in this MD&A have been reviewed and verified by Joe Hebert, B.S.Geo., a Qualified Person as defined by National Instrument 43-101.

Measurements

Imperial units of measure have been used in this MD&A.  To convert Imperial measurements to metric equivalents divide by:

Short tons to tonnes	1.10231
Ounces (troy) to kilograms	32.150
Ounces (troy) to grams	0.03215
Ounces (troy) / short ton to grams/tonne	0.02917
Acres to hectares	2.47105
Miles to kilometres	0.62137
Feet to meters	3.28084

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Miranda Gold Corp.

Management Discussion and Analysis

for the nine months ended May 31, 2011

Results of Operations for the nine months ended May 31, 2011, and 2010

The Company incurred a net loss of $2,929,217 in the nine months ended May 31, 2011 (May 31, 2010 - $2,100,697).

Significant cash expenditure differences between the periods include:

•

Investor relations, travel and business promotion totaled $276,452 (2010 - $323,636).  The investor relations programs in fiscal 2011 include attendance at conferences, in-house bi-monthly newsletters, news releases, interviews (TV and radio), presentations and one-on-one meetings with brokers and analysts, media relations, corporate relations and web site maintenance and responses to inquiries.  Travel and business promotion to date in fiscal 2011 is tracking somewhat less than in 2010 contributing to the favourable period-over-period variance;

•

Professional fees were $43,261 for the nine months ended May 31, 2011 (2010: $206,120) with the period-over-period decrease being primarily due to decreased legal fees associated with the establishment of several subsidiaries and branch offices in preparation for project work in Colombia and the negotiation of the related agreements recorded in the comparative period; and

•

Property exploration costs in Nevada, Alaska and Colombia are detailed in Schedule 1 to the consolidated interim financial statements for the nine months ended May 31, 2011.  Exploration expenditures in the current nine-month period were $1,609,035 with $511,452 of recoveries from funding partners for a net expenditure of $1,097,583.  This compares to $753,919 with $142,466 of recoveries from funding partners for a net expenditure of $611,453 in the nine months ended May 31, 2010.  The Company is continuing with the aggressive generative program in Nevada and Colombia in the current fiscal year which is reflected in the increased costs.

Non-cash expenditures for the nine months ended May 31, 2011, include:

•

Amortization which totals $54,719 (2010 - $34,255).  Recent purchases of computer and field equipment for the USA and Colombia are the cause of this increase; and

•

Stock based compensation $485,756 (2010 - $133,638).  The increase in 2011 is due to the granting of 2,045,000 stock options this fiscal year with an average fair value of $0.30 and requisite vesting of those options; while in 2010, the $133,638 represents the continued vesting of the 2,257,000 options with a fair value of approximately $0.15 each granted in February of 2009.

The Company’s projects are at the exploration stage and have not yet generated any revenue from production.

Readers should refer to the notes to the annual consolidated financial statements as at August 31, 2010, for details regarding all the mineral leases and joint venture agreements for each of the Company’s properties.

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Miranda Gold Corp.

Management Discussion and Analysis

for the nine months ended May 31, 2011

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	May 31 2011 $	Feb 28 2011 $	Nov 30 2010 $	August 31 2010 $	May 31 2010 $	Feb 28 2010 $	Nov 30 2009 $	August 31 2009 $
Revenue	nil	nil	nil	nil	nil	nil	nil	nil
Loss for the period	(886,279)	(708,599)	(1,334,339)	(1,030,134)	(759,806)	(650,518)	(690,373)	(911,310)
Basic and diluted loss per share	(0.01)	(0.01)	(0.03)	(0.02)	(0.02)	(0.01)	(0.02)	(0.02)

The Company is a mineral exploration company. At this time, any issues of seasonality or market fluctuations have no material impact.  The Company currently defers its mineral property acquisition costs.  The Company expenses its exploration and project investigation and general and administration costs and these amounts are included in the net loss for each quarter. The Company’s treasury, in part, determines the level of exploration undertaken.

Liquidity and Capital Resources

The Company’s primary source of funds since incorporation has been through the issue of its common stock and the exercise of common stock options and common stock share purchase warrants.

The Company conducted an exclusive private placement, which closed on November 3, 2010, raising $500,000 through the issuance of 1,000,000 units at a price of $0.50 per unit (the “Unit”) with a corporation controlled by Paul van Eeden who is now a director of Miranda.  Each Unit consisted of one common share and one common share purchase warrant, with each warrant entitling the subscriber to purchase one additional common share in the capital of the Company at a price of $0.75 for a period of two years from the date of closing of the private placement.

The Company paid share issue costs of $4,071 related to this exclusive private placement.

The Company applies the joint venture business model to its operations.  Through generative exploration it stakes claims on mineral properties, or acquires the property by way of an option to lease agreement and then seeks a joint-venture partner to fund the exploration of the project to earn an interest.  In some agreements the Company receives common stock and/or cash option payments as a portion of the joint-venture partner’s cost to earn an interest.

The Company records management fees earned for acting as a service contractor to certain exploration funding partners as an offset to expenses.  Mineral property option proceeds from properties where all acquisition costs have been recovered further reduce expenses.  The Company does not anticipate mining revenues from the sale of mineral production in the foreseeable future.  The operations of the Company consist of the exploration and evaluation of mining properties and as such the Company’s financial success will be dependent on the extent to which it can discover new mineral deposits.  The Company anticipates seeking additional equity investment from time to time to fund its activities that cannot be funded through other means.

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Miranda Gold Corp.

Management Discussion and Analysis

for the nine months ended May 31, 2011

The Company began the 2011 fiscal year with cash of $10,298,439.  In the nine months ended May 31, 2011, the Company expended $2,299,939 on operating activities; expended $188,253 on investing activities; and received net $623,679 on financing activities to end on May 31, 2011, with $8,433,926 in cash.

At the date of this MD&A, the Company has 5,157,000 stock options outstanding of which 1,957,000 are both exercisable and “in the money” (TSX-V close $0.51).  Of the 6,886,492 outstanding share purchase warrants, 100,000 are “in-the-money” as at the date of this MD&A.  Additional cash would be raised if stock option and share purchase warrant holders choose to exercise these instruments.

The Company has sufficient cash to meet its obligations as they come due beyond the next twelve months.

Transactions with Related Parties

The Company incurred charges with directors and officers of the Company and companies with common directors and officers as follows:

	Nine months ended May 31, 2011	Nine months ended May 31, 2010
Golden Oak Corporate Services Ltd. – a company owned by Doris Meyer, Chief Financial Officer

Consulting fees – bookkeeping, accounting, financial, and corporate compliance reporting services.

Out-of-pocket reimbursement for Miranda’s share of office supplies and expenses, telephone, filing fees, postage and courier.

	$ 80,325 $ 4,346	$ 72,450 $ 6,166

Ken Cunningham, a director and officer of the Company, holds a 10% interest in the Coal Canyon and Red Hill properties.  The Company and Red Eagle are related parties in that they have two directors in common, being Ken Cunningham and Ian Slater.

At May 31, 2011, an amount of $48,705 for salaries, expenses, and director fees owed to officers and directors are included in accounts payable and accrued liabilities (August 31, 2010 - $28,881). These amounts were settled in the ordinary course of business shortly after the period end.

These transactions are in the normal course of business and are measured at the exchange amount being the amount of consideration established and agreed to by the related parties.  All contracts may be terminated on 90 days notice by either party.

Adoption of new accounting standards

a)

In January 2009, the CICA issued EIC 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities. EIC 173 was applicable for the Company’s interim and annual financial statement for its fiscal year beginning September 1, 2010.  Adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

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Miranda Gold Corp.

Management Discussion and Analysis

for the nine months ended May 31, 2011

Future accounting standards

a)

Business combinations, non-controlling interest and consolidated financial statements

In January 2009, the CICA issued Handbook Sections 1582 “Business Combinations”, 1601 “Consolidated Financial Statements” and 1602 “Non-controlling Interests” which replace CICA Handbook Sections 1581 “Business Combinations” and 1600 “Consolidated Financial Statements”. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011.

b)

International financial reporting standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of September 1, 2011, will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011. Under IFRS, there is significantly more disclosure required.  Further, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policies that must be addressed.  The impact of these new standards on the Company’s financial statements is currently being evaluated by management.

Due to the size of the Company, the convergence to IFRS is being led by the Company’s Chief Financial Officer, a Certified General Accountant, who along with other members of the finance group will design and execute the conversion project and will report to the Audit Committee on the progress accomplished.

Item 1 - Accounting policies, including choices among policies permitted under IFRS, and implementation decisions such as whether certain changes will be applied on a retrospective or a prospective basis

The significant differences identified to date between Canadian GAAP and IFRS that affect the Company and the impacts on the Company’s financial statements has been completed on a high-level basis and is discussed below.

The Company will next complete an assessment of the IFRS estimates of the quantified effects of the anticipated changes to the Company’s IFRS opening balance sheet, if any, and identify business processes and resources that may require modification as a result of these changes.

Foreign currency translation and analysis of functional currency

The Company continues to investigate accounting and reporting for foreign exchange treatment under IFRS to determine if there is a difference between Canadian GAAP and IFRS.  The analysis of the appropriate functional currency for each of the entities within the consolidated accounts of the Company and the resulting choice would have an impact on the reporting of the Company’s financial results.

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Miranda Gold Corp.

Management Discussion and Analysis

for the nine months ended May 31, 2011

Property, Plant and Equipment (“PP&E”)

Canadian GAAP does not permit the revaluation of PP&E.  Historical cost is used.  IFRS permits the revaluation of PP&E but does not require it.  Depreciation is calculated by individual asset for IFRS and this is the method currently used by the Company.

With respect to the Company’s accounting of PP&E there is no difference expected between Canadian GAAP and IFRS.

Mineral interests

Canadian GAAP requires acquisition costs to be capitalized and allows exploration costs to be expensed as incurred or capitalized.  IFRS allows the same treatment as Canada however the exploration costs must be classified as either tangible or intangible assets, according to their nature.

The Company’s policy is to capitalize acquisition costs and to expense exploration costs.

With respect to the Company’s accounting of mineral properties, there is no difference expected between Canadian GAAP and IFRS.

Stock based compensation

Canadian GAAP allows graded or straight-line recognition of the fair value of stock option grants as the options vest.  IFRS requires that graded vesting be used with each installment accounted for as a separate arrangement, but having the fair value determined at the grant date.  Under IFRS, historical forfeiture rates adjust the stock-based compensation, whereas under Canadian GAAP, forfeitures are recorded as they occur.

The Company’s stock option grants have had vesting terms and the Company has also followed graded vesting, however, it has not calculated fair values at each vesting tranche separately. Therefore, there will likely be some minor differences between Canadian GAAP and IFRS.  The fair value of all grants has been measured at grant date and each tranches has been recognized over the period during which the options vested.  The fair value of options granted has been measured using the Black-Scholes option pricing model taking in to account the terms and conditions upon which the options were granted.  At each financial position reporting date, the amount recognized as an expense has been adjusted to reflect the number of stock options that are expected to vest.

With respect to the Company’s accounting for stock based compensation, there is not expected to be a material difference between Canadian GAAP and IFRS.

Item 2 - Information technology and data systems

The accounting processes of the Company are relatively simple and no major challenges are expected at this point to operate the accounting system under IFRS.

Item 3 - Internal control over financial reporting

Since the Company is on Tier 2 of the TSX Venture Exchange management does not make representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting as defined in National Instrument 52-109.

Management is responsible for ensuring that processes are in place to provide them with sufficient knowledge to support their certification of the financial statements and MD&A, more specifically assessing that the filings are exempt from misrepresentations and are presenting fairly the results of the Company.  Management will ensure that once the convergence is completed it will be in a position to continue to certify the Company’s filings.

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Miranda Gold Corp.

Management Discussion and Analysis

for the nine months ended May 31, 2011

The audit committee of the Company reviews the financial reporting and control matters and recommends approval of the annual financial statements and MD&A to the board of directors who are then responsible for approving the filings.

Item 4 - Disclosure controls and procedures, including investor relations and external communications plans

The Company will update its disclosure controls and procedures to ensure they are appropriate for reporting under IFRS.  At this time no changes have been discovered as being necessary.

The Company will continue to maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to National Instrument 52-109 is recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company.

Item 5 - Financial reporting expertise, including training requirements

The Chief Financial Officer and the Controller of the Company have participated in ongoing training sessions provided by external advisors.  The Controller is a qualified FCCA(UK) accountant and has completed the CertIFR training offered by the Association of Chartered Certified Accountants in London.  Training and research are ongoing and the development of standards issued by the International Accounting Standards Boards are monitored and evaluated for any impact on the Company.

Item 6 - Business activities, such as foreign currency and hedging activities, as well as matters that may be influenced by GAAP measures such as debt covenants, capital requirements and compensation arrangements

The Company does not expect the convergence to IFRS will have a significant impact on its risk management or other business activities.

Currently there are no matters that would be influenced by GAAP measures, such as debt covenants, capital requirements and compensation arrangements that would be impacted by the convergence to IFRS.

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash, amounts receivable, marketable securities, advances receivable and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The Company expects to continue to raise equity predominantly in Canadian dollars. The Company is also conducting business in the USA and Colombia.  As such, it is subject to risk due to fluctuations in the exchange rates between the US and Canadian dollars as well as the Colombian Peso (“COP”) and the Canadian dollar.  The Company does not enter into derivative financial instruments to mitigate its exposure to foreign currency risk.

Page | 13

Miranda Gold Corp.

Management Discussion and Analysis

for the nine months ended May 31, 2011

The following sensitivity analysis assumes all other variables remain constant and is based on the presented net exposures.  A 10% appreciation or depreciation of the United States Dollar against the Canadian Dollar would result in an approximate $18,600 decrease or increase, respectively, in net income and shareholder’s equity.  A 10% appreciation or depreciation of the COP against the Canadian Dollar would result in an approximate $9,200 decrease or increase, respectively, in net income and shareholder’s equity.

	$US	COP in ‘000

Cash	144,148	171,672
Amounts receivable	175,854	1,869
Advances and prepaid expenses	14,000	29,792
Accounts payable and accrued liabilities	(142,011)	(32,774)
Net assets (liabilities)	191,991	170,559

The financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company places its cash with high quality financial institutions, thereby minimizing exposure for deposits in excess of federally insured amounts. The Company believes that credit risk associated with cash is remote.

In conducting business, the principal risks and uncertainties faced by the Company centre on exploration and development, resource and commodity prices and market sentiment.

The prices of resource and commodity markets fluctuate significantly and are affected by many factors outside of the Company’s control.  The relative prices of metals and minerals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and resource exploration companies.  The Company relies on equity financing for its working capital requirements and to fund its exploration programs.  There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.

Risks

Mineral exploration is subject to a high degree of risk, which even a combination of experience, knowledge, and careful evaluation can fail to overcome.  Exploration activities seldom result in the discovery of a commercially viable mineral reserve.  Exploration activities are also expensive. The Company will therefore require additional financing to carry on its business and such financing may not be available when it is needed.

Forward Looking Statements

This MD&A contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Page | 14

Miranda Gold Corp.

Management Discussion and Analysis

for the nine months ended May 31, 2011

This MD&A may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

Additional Disclosure for Venture Issuers without Significant Revenue

The components of property exploration costs are described in Schedule 1 to the interim consolidated financial statements for the nine months ended May 31, 2011.

Outstanding Share Data as at the date of this MD&A

Authorized: an unlimited number of common shares without par value:

	Common Shares Issued and Outstanding	Common Share Purchase Warrants	Stock Options
Balance – May 31, 2011 and the date of this MD&A	52,749,452	6,886,492	5,157,000

Other Information

Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and at the Company’s web site www.mirandagold.com.

Page | 15

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

May 31, 2011

(Unaudited)

(Stated in Canadian dollars)

Notice to Reader

These consolidated interim financial statements of Miranda Gold Corp. have been prepared by management and approved by the Audit Committee of the Board of Directors of the Company.  In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed these interim consolidated financial statements, notes to financial statements and the related interim Management Discussion and Analysis.

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM BALANCE SHEETS

(Stated in Canadian Dollars)

		May 31,	August 31,
		2011	2010
	Note	(unaudited)	(audited)

ASSETS

Current
Cash	4	$ 8,433,926	$ 10,298,439
Amounts receivable	5	194,302	103,324
Marketable securities	6	276,463	139,500
Advances and prepaid expenses	7	55,066	123,919
		8,959,757	10,665,182

Equipment	8	213,297	148,851
Mineral interests	9	543,270	554,671
		$ 9,716,324	$ 11,368,704

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	10	$ 179,553	$ 199,393

Shareholders' equity
Share capital
Authorized:
An unlimited number of common shares without par value
Issued and outstanding:
52,749,452 common shares (2010: 51,279,452)	11	26,464,488	25,839,086
Contributed surplus	11	6,818,663	6,395,623
Warrants	11	1,005,613	809,028
Accumulated other comprehensive income		86,150	34,500
Deficit		(24,838,143)	(21,908,926)
		9,536,771	11,169,311
		$ 9,716,324	$ 11,368,704
Nature of operations and going concern	1
Subsequent events	9 & 16

Approved on behalf of the Board of Directors:

“Kenneth Cunningham”

“G. Ross McDonald”

Kenneth Cunningham, Director

G. Ross McDonald, Director

See notes to consolidated interim financial statements

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

(Stated in Canadian Dollars)

	Three months ended May 31,		Nine months ended May 31,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Expenses
Amortization	$ 29,524	$ 14,547	$ 54,719	$ 34,255
Consulting	30,658	41,274	94,024	106,461
Directors fees	9,738	6,068	24,784	18,729
Foreign exchange	18,945	15,276	71,224	25,898
Insurance	10,121	9,815	29,082	29,316
Investor relations	34,608	40,008	178,733	169,928
Management fees earned	(1,482)	(2,334)	(2,054)	(8,487)
Mineral property income	(644)	(36,097)	(644)	(36,097)
Office rent, telephone, secretarial, sundry	50,054	45,331	143,477	152,632
Professional fees	4,562	64,811	43,261	206,120
Property exploration costs (Schedule 1)	382,055	261,072	1,097,583	611,453
Stock based compensation	84,687	44,067	485,756	133,638
Travel and business promotion	30,954	51,990	97,719	153,708
Transfer agent, filing and regulatory fees	12,291	9,595	52,749	54,717
Wages and benefits	209,606	204,445	639,100	578,696
	905,677	769,868	3,009,513	2,230,967
Loss before the following	(905,677)	(769,868)	(3,009,513)	(2,230,967)
Interest earned	19,398	14,502	80,296	39,866
Loss on disposal of equipment	-	(4,440)	-	(4,440)
Gain on sale of marketable securities	-	-	-	94,844
Net loss for the period	(886,279)	(759,806)	(2,929,217)	(2,100,697)
Unrealized gain (loss) on marketable securities	(11,100)	(6,977)	51,650	9,489
Comprehensive loss for the period	$ (897,379)	$ (766,783)	$ (2,877,567)	$ (2,091,208)
Basic and diluted loss per common share	$ (0.02)	$ (0.02)	$ (0.06)	$ (0.04)
Weighted average number of common shares outstanding	52,722,985	50,031,474	52,301,338	46,742,013

See notes to consolidated interim financial statements

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)

	Three months ended May 31,		Nine months ended May 31,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash provided from (used for):

Operating activities
Net loss for the period	$ (886,279)	$ (759,806)	$ (2,929,217)	$ (2,100,697)
Amortization	29,524	14,547	54,719	34,255
Unrealized foreign exchange loss	1,656	-	1,656	-
Write-off of mineral interests	99,117	-	99,117	-
Shares received as mineral property income	(644)	-	(644)	-
Stock based compensation	84,687	44,067	485,756	133,638
Loss on disposal of equipment	-	4,440	-	4,440
Gain on sale of marketable securities	-	-	-	(94,844)
	(671,939)	(696,752)	(2,288,613)	(2,023,208)
Change in non-cash working capital items:
Amounts receivable	(23,391)	(14,530)	(60,339)	120,329
Advances and prepaid expenses	32,014	(43,803)	68,853	(27,208)
Accounts payable and accrued liabilities	75,833	96,014	(19,840)	103,335
	(587,483)	(659,071)	(2,299,939)	(1,826,752)

Investing activities
Proceeds from sale of marketable securities	-	-	-	116,844
Mineral interest option recoveries	12,764	16,380	12,764	28,099
Mineral interest acquisitions	-	(150,602)	(81,852)	(219,651)
Equipment purchases	(42,790)	(48,856)	(119,165)	(65,910)
	(30,026)	(183,078)	(188,253)	(140,618)

Financing activities
Shares issued	64,750	3,696,220	627,750	3,723,720
Share subscriptions	-	(3,340,670)	-	-
Share issue costs	-	(82,309)	(4,071)	(82,309)
	64,750	273,241	623,679	3,641,411

Change in cash for the period	(552,759)	(568,908)	(1,864,513)	1,674,041

Cash, beginning of the period	8,986,685	11,930,565	10,298,439	9,687,616

Cash, end of the period	$ 8,433,926	$ 11,361,657	$ 8,433,926	$ 11,361,657

Supplementary disclosure with respect to non-cash financing and investing – Note 15

See notes to consolidated interim financial statements

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY

(Stated in Canadian Dollars)

	Number of Shares	Share Capital	Contributed Surplus	Warrants	Accumulated Other Comprehensive Income	Deficit	Total Shareholders' Equity
Balance, August 31, 2010	51,279,452	$ 25,839,086	$ 6,395,623	$ 809,028	$ 34,500	$ (21,908,926)	$ 11,169,311

Share issues:
Private placement	1,000,000	343,007	-	156,993	-	-	500,000
Share issue costs	-	(4,071)	-	-	-	-	(4,071)
Exercise of stock options	320,000	190,466	(62,716)	-	-	-	127,750
Fair value of share purchase warrants issued pursuant to a mineral property agreement	-	-	-	39,592	-	-	39,592
Fair value of shares issued pursuant to a mineral interest agreement	150,000	96,000	-	-	-	-	96,000
Stock based compensation	-	-	485,756	-	-	-	485,756
Increase in unrealized holding gains on marketable securities	-	-	-	-	51,650	-	51,650
Net loss for the period	-	-	-	-	-	(2,929,217)	(2,929,217)

Balance, May 31, 2011	52,749,452	$ 26,464,488	$ 6,818,663	$ 1,005,613	$ 86,150	$ (24,838,143)	$ 9,536,771

See notes to consolidated interim financial statements

MIRANDA GOLD CORP.

SCHEDULE 1

PROPERTY EXPLORATION COSTS

(Stated in Canadian Dollars)

	Nine month period ended May 31, 2011
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Angel Wings	$ 185,313	$ (185,313)	$ -
Big Blue	162,313	(162,313)	-
Coal Canyon	33,356	(32,559)	797
East Spruce	31,425	-	31,425
FUSE	961	-	961
General exploration	211,801	-	211,801
HOG	5,167	-	5,167
Iron Point	78,093	-	78,093
PPM / Poverty Peak	48,341	-	48,341
Red Canyon	2,791	(2,791)	-
Red Hill	47,333	(47,333)	-
Redlich	11,607	-	11,607
Rook	24,394	-	24,394
TAZ	5,003	(5,003)	-
	847,898	(435,312)	412,586
Alaska:
Ester Dome	138,508	(70,532)	67,976

Colombia:
Property investigation costs	617,021	-	617,021
Pavo Real	5,608	(5,608)	-

Property exploration costs	$ 1,609,035	$ (511,452)	$ 1,097,583

	Nine month period ended May 31, 2010
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Angel Wings	$ 35,688	$ (35,688)	$ -
Big Blue	67,129	(1,236)	65,893
BPV	801	(801)	-
Coal Canyon	18,339	(18,339)	-
CONO	807	(807)	-
FUSE	-	-	-
General exploration	222,038	-	222,038
HOG	3,569	-	3,569
Iron Point	57,553	(47,923)	9,630
Neon	(13,416)	-	(13,416)
Red Canyon	18,490	(18,490)	-
Red Hill	2,421	(2,421)	-
Redlich	-	-	-
TAZ	28,735	-	28,735
	442,154	(125,705)	316,449
Alaska:
Ester Dome	57,663	-	57,663

Colombia:
Property investigation costs	254,102	(16,761)	237,341

Property exploration costs	$ 753,919	$ (142,466)	$ 611,453

See notes to consolidated interim financial statements

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the nine months ended May 31, 2011, and May 31, 2010

1.

NATURE OF OPERATIONS AND GOING CONCERN

Miranda Gold Corp. (“Miranda” or the “Company”) is incorporated in British Columbia, Canada, and is in the business of acquiring and exploring mineral interests in the western United States and Colombia, and has not yet determined whether its mineral interests contain ore reserves that are economically recoverable. The recoverability of the amounts spent for mineral interests is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral interests, and upon future profitable production or proceeds from the disposition of the interests. The Company will periodically have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. To date the Company has not earned significant revenues, and is considered a company in the exploration stage.

These consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) applicable to a going concern, which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business.  As at May 31, 2011, the Company had an accumulated deficit of $24,838,143 and working capital of $8,780,204.

2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements include the accounts of the Company and its two wholly-owned subsidiaries: in the U.S.A., Miranda U.S.A. Inc.; and in Colombia, Miranda Gold Colombia I Ltd. (“MAD I”), along with the consolidated subsidiaries of MAD I.  Significant intercompany transactions and balances were eliminated on consolidation.  These financial statements do not include all of the information and disclosures required by GAAP for annual financial statements.  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.   The interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements including the notes thereto for the year ended August 31, 2010, which may be found on www.sedar.com.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Adoption of new accounting standards

a)

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued EIC 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities. EIC 173 was applicable for the Company’s interim and annual financial statement for its fiscal year beginning September 1, 2010.  Adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

Future accounting standards

a)

Business combinations, non-controlling interest and consolidated financial statements

In January 2009, the CICA issued Handbook Sections 1582 “Business Combinations”, 1601 “Consolidated Financial Statements” and 1602 “Non-controlling Interests” which replace CICA Handbook Sections 1581 “Business Combinations” and 1600 “Consolidated Financial Statements”. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

1

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the nine months ended May 31, 2011, and May 31, 2010

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

b)

International financial reporting standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of September 1, 2011, will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011.  Under IFRS, there is significantly more disclosure required.  Further, while IFRS uses a conceptual framework similar to GAAP, there are significant differences in accounting policies that must be addressed.  The impact of these new standards on the Company’s financial statements is currently being evaluated by management.

3.

FAIR VALUE MEASUREMENTS

Fair value measurement establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.  These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and  Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The valuation of investments in marketable securities include available for sale securities.  The Company’s Level 1 assets include common shares available for sale with no trading restrictions as determined using a market approach based upon unadjusted quoted prices for identical assets in an active market.   The Company’s Level 2 assets include common shares with trading restrictions that will be removed within one year of the financial period reporting date as determined using a market approach and based upon quoted prices for identical assets in an active market adjusted by a discount to market comparable to the discount allowed by the TSX Venture Exchange (“TSX-V”) for private placements.  The Company’s Level 3 assets include common shares in private companies for which there is no market data available, but where there is adequate information available from the private company in order to determine a reasonable valuation.

The determination of fair value for financial reporting purposes at May 31, 2011, and August 31, 2010, utilizing the applicable framework is as follows:

Financial Instrument	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total as at May 31, 2011
	Level 1	Level 2	Level 3
Available-for-sale securities	$ 101,600	$ 24,863	$ 150,000	$ 276,463
Total	$ 101,600	$ 24,863	$ 150,000	$ 276,463

Financial Instrument	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total as at August 31, 2010
	Level 1	Level 2	Level 3
Available-for-sale securities	$ 114,500	$ -	$ 25,000	$ 139,500
Total	$ 114,500	$ -	$ 25,000	$ 139,500

2

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the nine months ended May 31, 2011, and May 31, 2010

4.

CASH

	As at May 31, 2011	As at August 31, 2010
Canadian dollar denominated deposits held in Canada	$ 8,202,117	$ 10,079,849
US dollar denominated deposits held in Canada	119,834	26,842
US dollar denominated deposits held in the USA	19,788	27,099
Colombian Peso denominated deposits held in Colombia	92,187	164,649

Total	$ 8,433,926	$ 10,298,439

5.

AMOUNTS RECEIVABLE

	As at May 31, 2011	As at August 31, 2010
Amounts due from the Government of Canada pursuant to HST input tax credits	$ 7,164	$ 6,197
Amounts due from funding partners	170,332	71,221
Amounts due from Canadian financial institutions for accrued interest	15,060	15,003
Other amounts receivable	1,746	10,903

Total	$ 194,302	$ 103,324

6.

MARKETABLE SECURITIES

At May 31, 2011, the Company had the following marketable securities recognized at fair value:

Available-for-sale Securities	Number of Shares	Cost	Accumulated unrealized holding gains	Fair Value at May 31, 2011
Publicly traded companies:
Enertopia Corp (formerly Golden Aria Corp)	125,000	$ -	$ 25,000	$ 25,000
NuLegacy Gold Corporation	250,000	50,313	5,150	55,463
Teslin River Resources Corp. (formerly Queensgate Resources Corp.)	300,000	-	24,000	24,000
White Bear Resources Inc.	200,000	40,000	(18,000)	22,000
		90,313	36,150	126,463
Non-public companies:
Red Eagle Mining Corporation	200,000	100,000	50,000	150,000
		$ 190,313	$ 86,150	$ 276,463

3

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the nine months ended May 31, 2011, and May 31, 2010

6.

MARKETABLE SECURITIES (continued)

At August 31, 2010, the Company had the following marketable securities recognized at fair value:

Available-for-sale Securities	Number of Shares	Cost	Accumulated unrealized holding gains	Fair Value at August 31, 2010
Publicly traded companies:
Enertopia Corp (formerly Golden Aria Corp)	125,000	$ -	$ 37,500	$ 37,500
White Bear Resources Inc.	400,000	40,000	(18,000)	22,000
		40,000	19,500	59,500
Non-public companies:
NuLegacy Gold Corporation	200,000	40,000	-	40,000
Queensgate Resources Corporation	300,000	-	15,000	15,000
Red Eagle Mining Corporation	100,000	25,000	-	25,000
		65,000	15,000	80,000
		$ 105,000	$ 34,500	$ 139,500

The Company sold the final 100,000 common shares of Romarco Minerals Inc. during the year ended August 31, 2010.  Prior to selling the shares the Company had recorded an unrealized gain of $83,000 to other comprehensive income (“OCI”) which was entirely offset on the sale of the investment for a realized gain of $94,844.

On September 25, 2009, Golden Aria Corp. (“Golden Aria”) consolidated its shares so that the Company’s holdings changed from 250,000 shares to 125,000 shares. Golden Aria changed their name on April 6, 2010, to Enertopia Corporation (“Enertopia”).  The Company recorded an unrealized gain of $21,075 on the Enertopia investment in OCI in the year ended August 31, 2010, and has recorded a further unrealized gain of $10,175 on this investment in OCI in the nine month period ended May 31, 2011.

The Company recorded the fair value of the original 200,000 shares of White Bear Resources Inc. (“White Bear”) when White Bear began trading on the TSX-V on November 10, 2009.  The Company received an additional 200,000 shares of White Bear during the year ended August 31, 2010, and all 400,000 shares were valued at White Bear’s initial public offering price of $0.10 per share.  The Company recorded an unrealized loss of $18,000 on the White Bear investment in OCI in the year ended August 31, 2010.  On October 15, 2010, White Bear consolidated their common shares on a 2:1 basis resulting in the Company’s holdings changing from 400,000 shares to 200,000 shares.

As the shares in White Bear are currently halted pending the filing of a Technical Report for a newly acquired property, no further valuation adjustment is necessary at May 31, 2011.

The Company recorded the fair value of 200,000 shares of NuLegacy Gold Corporation (“NuLegacy”) prior to their public listing.  An additional 50,000 shares of NuLegacy were received in March 2011 pursuant to the amendment of the Red Hill exploration agreement with option to joint venture, adding the Coal Canyon property to the agreement.  After NuLegacy’s initial public offering and concurrent listing on the TSX-V, the Company’s shares were exchanged for tradable shares; however, 130,000 of the shares are subject to a hold period.  The fair value of the hold-period shares has been discounted 25%.  The Company has recorded an unrealized gain of $5,150 on this investment in OCI in the period ended May 31, 2011.

4

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the nine months ended May 31, 2011, and May 31, 2010

6.

MARKETABLE SECURITIES (continued)

Teslin River Resources Corp. (“Teslin”) announced a merger with Queensgate Resources Corporation (“Queensgate”), a private corporation, on April 4, 2011.  The shareholders of Queensgate have approved this merger and the TSX-V has conditionally approved the transaction.  The terms of the merger include the issuance of one share of Teslin for each one outstanding share of Queensgate.  The Company had recorded a $15,000 unrealized gain on this investment in OCI in the year ended August 31, 2010, and has recorded a further unrealized gain of $9,000 on this investment in OCI in the nine month period ended May 31, 2011.

Pursuant to the Pavo Real option agreement (see Note 9(g)) between the Company and ExpoGold Colombia S.A. (“ExpoGold”), the Company must issue common shares to ExpoGold on certain dates and milestones to maintain the option.  On December 21, 2010, the Company issued 100,000 common shares to ExpoGold valued at $63,000 and Red Eagle Mining Corporation (“Red Eagle”), in turn, issued 100,000 common shares to Miranda pursuant to the terms of the shareholder agreement between the Company and Red Eagle.  The Company recorded an unrealized gain on this investment in OCI on the initial 100,000 shares received from Red Eagle of $50,000 and recorded the second 100,000 shares received from Red Eagle at their latest private placement value.  The shares of Red Eagle are ascribed a value based on their latest private placement value because of the fact that this company was not yet publicly traded as at May 31, 2011.

7.

ADVANCES AND PREPAID EXPENSES

	As at May 31, 2011	As at August 31, 2010
Advances held by employees in the USA	$ 9,686	$ 12,798
Advances held by officers in the USA – related parties	3,874	4,266
Advances held by employees and suppliers in Colombia	12,667	53,742
Prepaid expenses in Canada	27,093	53,113
Prepaid expenses in Colombia	1,746	-

Total	$ 55,066	$ 123,919

8.

EQUIPMENT

	May 31, 2011			August 31, 2010
	Cost	Accumulated amortization	Net Book Value	Net Book value

Canada:
Computer equipment	$ 23,146	$ (19,311)	$ 3,835	$ 4,871

United States:
Computer equipment	177,815	(112,841)	64,974	41,776
Furniture and fixtures	18,412	(12,232)	6,180	7,356
Field equipment	217,081	(146,665)	70,416	87,651
	413,308	(271,738)	141,570	136,783

Colombia
Computer equipment	34,700	(5,867)	28,833	7,197
Field equipment	43,100	(4,041)	39,059	-
	77,800	(9,908)	67,892	7,197
	$ 514,254	$ (300,957)	$ 213,297	$ 148,851

6

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the nine months ended May 31, 2011, and May 31, 2010

9.

MINERAL INTERESTS

	August 31, 2010	Additions	Recoveries	Write off of interest	May 31, 2011
Nevada:
Angel Wings	$ 40,734	$ -	$ -	$ -	$ 40,734
Big Blue	-	-	-	-	-
Coal Canyon	11,325	-	(11,325)	-	-
East Spruce	-	5,042	-	-	5,042
Fuse	-	-	-	-	-
HOG	1,651	-	-	-	1,651
Iron Point	43,555	16,113	-	-	59,668
PPM / Poverty Peak	-	-	-	-	-
Red Canyon	-	-	-	-	-
Red Hill	-	-	-	-	-
Redlich	15,500	-	-	-	15,500
Rook	-	6,202	-	-	6,202
TAZ	12,764	-	(12,764)	-	-
	125,529	27,357	(24,089)	-	128,797

Alaska:
Ester Dome	67,939	39,592	(30,639)	-	76,892

Colombia:
Anori	41,353	17,499	-	-	58,852
Cajamarca	97,829	17,499	-	-	115,328
Fresno	60,652	17,499	-	-	78,151
Ibague	58,117	17,499	-	-	75,616
Pavo Real	21,634	63,000	(75,000)	-	9,634
Santander	81,618	17,499	-	(99,117)	-
	361,203	150,495	(75,000)	(99,117)	337,581
Mineral interests	$ 554,671	$ 217,444	$ (129,728)	$ (99,117)	$ 543,270

7

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the nine months ended May 31, 2011, and May 31, 2010

Details on the Company’s mineral properties are found in Note 6 to the audited consolidated financial statements for the year ended August 31, 2010, and only material differences to those agreements are noted below:

a)

Coal Canyon Property, Eureka County, Nevada

On December 20, 2010, NuLegacy signed a second amendment to the Red Hill exploration agreement with option to joint venture, adding the Coal Canyon property.  As consideration for this amendment, NuLegacy issued to the Company an additional 50,000 common shares which were valued at US$10,647 (C$10,313), plus an unrealized foreign exchange loss of $1,012.

b)

East Spruce Property, Elko County, Nevada

During the nine months ended May 31, 2011, the Company staked new claims at a cost of $5,042.

c)

Iron Point Property, Humboldt County, Nevada

During the nine months ended May 31, 2011, the Company staked new claims at a cost of $16,113.

8

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the nine months ended May 31, 2011, and May 31, 2010

9.

MINERAL INTERESTS (continued)

d)

Rook Property, Eureka County, Nevada

During the nine months ended May 31, 2011, the Company staked new claims at a cost of $6,202.

e)

TAZ Property, Eureka County, Nevada

Certain of the TAZ claims are subject to a 1% NSR royalty.

On February 11, 2011, the Company signed an exploration and option to enter into a joint venture agreement with TAZ Gold LLC (“TGL”) and Navaho Gold PTY Ltd (as guarantor) whereby TGL may earn a 75% interest in TAZ by paying the Company US$19,880 (received April 2011) and by expending US$3,000,000 over a four year period, with the first year’s commitment of US$400,000 being an obligation.  TGL will then have the option and right to earn a 75% interest by either producing a feasibility study in four years or by spending an additional $10,000,000 over 10 years at a rate of no less than $1,000,000 per year.

Option Due Dates	Exploration Expenditures US$
February 11, 2012 (obligation)	400,000
February 11, 2013	600,000
February 11, 2014	1,000,000
February 11, 2015	1,000,000
Total consideration	3,000,000

The US$19,880 received from TGL was recorded as a recovery of the Company’s acquisition costs ($12,764), with the residual amount recorded as a current year recovery of expenditures.

f)

Ester Dome Property, Fairbanks Mining District, Alaska

On October 29, 2010, under the terms of the mining lease agreement, the Company issued to Range Minerals Inc. (“Range”) 100,000 share purchase warrants with a fair value of $39,592 (US$38,861).

On March 25, 2011, the Company signed an exploration agreement with option to joint venture with Agnico-Eagle USA Ltd. (“Agnico”) with an effective date of October 1, 2010, superseding the letter of intent signed in October 2010.  Agnico may earn an initial 51% interest by funding US$4,000,000 in qualified expenditures over a five-year period.  Agnico may then elect to earn an additional 19% interest (for a total of 70%) by completing either a bankable feasibility study within five years of completing the initial earn-in, or by spending an additional US$10,000,000 within ten years after the initial earn-in period, at a rate of not less than US$1,000,000 per year.

As at May 31, 2011, Agnico owed the Company a US$30,000 option payment that is included in amounts receivable.

Option Due Dates	Exploration Expenditures US$
October 1, 2011 (obligation)	500,000
October 1, 2012	700,000
October 1, 2013	800,000
October 1, 2014	1,000,000
October 1, 2015	1,000,000
Total consideration	4,000,000

10

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the nine months ended May 31, 2011, and May 31, 2010

9.

MINERAL INTERESTS (continued)

g)

Association Agreement, Colombia

On December 2, 2009 (amended December 17, 2009), the Company executed an association agreement by and among ExpoGold Colombia S.A. (“ExpoGold”), the Company, and the Company’s subsidiary Miranda Gold Colombia II Ltd. (“MAD II”) and the Colombian branch of MAD II (the “Association Agreement”).

During the August 31, 2010, fiscal year, pursuant to the terms of the Association Agreement, the Company issued 350,000 common shares at a fair value of $206,500 to ExpoGold.   The Company had also secured a 360-day first right of refusal to lease any of the 45 license applications in Colombia controlled by ExpoGold.

On December 10, 2010, pursuant to the Association Agreement, the Company executed option agreements on five properties, each with the following common terms:

•

On signing the option, pay ExpoGold US$10,000 and issue 10,000 common shares to ExpoGold.  To maintain the option, over the next five year anniversary dates, a total of US$200,000 additional cash payments and a further 290,000 common shares of the Company will be issued.  Annual payments of US$60,000 plus the issue of 100,000 common shares will be required to maintain the option until the first milestone is achieved.

•

The first milestone is the definition of a NI 43-101 Measured and Indicated resource greater than or equal to 250,000 ounces of gold equivalent (as defined in the option agreement).  The Company will pay ExpoGold $100,000 if it is less than 500,000 ounces of gold equivalent and $250,000 if it is more.   Additional payments will be owed by the Company at various milestones as the steps to production progress.

As at August 31, 2010, the Company recorded the fair value of the 350,000 shares issued to ExpoGold of $206,500 plus additional acquisition costs for the five now-optioned properties of $133,069, for a total of $339,569.  Concurrent with the execution of the five option agreements, the Company allocated these costs across the five optioned properties:  Anori; Cajamarca; Fresno; Ibague; and Santander.

During the nine months ended May 31, 2011, the Company paid ExpoGold $49,195 (US$50,000); issued 50,000 common shares to ExpoGold valued at $33,000; and incurred share issue costs of $5,300 for total consideration of $87,495.  These costs were apportioned equally across the five properties under option.

h)

Pavo Real Property, Colombia

On June 24, 2010, the Company executed an option agreement (the “Pavo Option”) by and among ExpoGold, the Company, and the Company’s subsidiary Miranda Gold Colombia III Ltd. (“MAD III”); and the Colombian branch of MAD III to acquire the Pavo Real interest.  The terms of the Pavo Option were agreed to in the Association Agreement.

On June 25, 2010, the Company entered into a share purchase agreement (“SPA”) and shareholder agreement (“SA”) with Red Eagle. The SPA and SA agreements became effective on June 24, 2010.  Pursuant to the SPA, Miranda assigned 70% of the shares of MAD III to Red Eagle.  To maintain its 70% shareholding in MAD III, effectively representing a 70% interest in the Pavo Option and the Pavo Real mining interest, Red Eagle must make an aggregate US$4,000,000 contribution to MAD III within four years of signing the SPA.  While Red Eagle is a shareholder of MAD III, Red Eagle will issue to Miranda one common share of Red Eagle for each common share of Miranda that Miranda has issued to ExpoGold on behalf of MAD III.  All cash payments payable to ExpoGold pursuant to the Pavo Option are paid directly by Red Eagle pursuant to the SA.

On December 21, 2010, pursuant to the terms of the Pavo Option, the Company issued 100,000 common shares at a fair value of $63,000 to ExpoGold.   Red Eagle, in turn, issued the Company 100,000 common shares of Red Eagle that were ascribed a fair value of $75,000.

11

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the nine months ended May 31, 2011, and May 31, 2010

9.

MINERAL INTERESTS (continued)

i)

Santander Property, Colombia

On June 30, 2011, the Company delivered a notice of termination to ExpoGold on the Santander property as described in Note 9(g).  The Company wrote off the acquisition costs of the Santander property option on May 31, 2011, of $99,117, which includes a 1/5th apportionment of the total fair value of the 350,000 shares issued to ExpoGold under the Association Agreement, being $41,300.

10.

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at May 31, 2011	As at August 31, 2010
Trade and other payables in Canada	$ 3,116	$ 57,665
Trade and other payables in the USA	100,438	71,060
Trade and other payables in Colombia	19,238	35,787
Amounts payable to funding partners	8,056	6,000
Amounts payable and accrued to related parties	48,705	28,881

Total	$ 179,553	$ 199,393

11.

SHARE CAPITAL

a)

Authorized:  An unlimited number of common shares without par value.

b)

Share issuance:

On November 3, 2010, the Company completed a non-brokered private placement of 1,000,000 units at a price of $0.50 per unit, for gross proceeds of $500,000.  Each unit consisted of one common share and one non-transferable share purchase warrant.  Each warrant is exercisable to purchase an additional common share at $0.75 per share until November 3, 2012.  The proceeds of the financing of $500,000 were allocated on a relative fair value basis as $343,007 to common shares and $156,993 as to warrants.  Cash share issue costs pursuant to this private placement were an additional $4,071.  The assumptions used in the Black-Scholes option pricing model for the relative fair value allocation were:  a risk free interest rate of 1.40%; an expected volatility of 89%; an expected life of two years; and an expected dividend of zero.

On December 21, 2010, the Company issued 100,000 common shares to ExpoGold valued at $63,000 pursuant to the Pavo Option agreement referenced in Note 9(g).

On February 17, 2011, the Company issued 50,000 common shares to ExpoGold valued at $33,000 pursuant to the execution of the five option agreements referenced in Note 9(f).

During the nine months ended May 31, 2011, the Company issued 320,000 common shares pursuant to the exercise of stock options.

c)

Stock Options Outstanding

The Company has a shareholder-approved stock option plan that provides for the reservation for issuance of a fixed number of not more than 10,491,890 options to acquire common shares to its directors, officers, employees and consultants.  The vesting terms of each stock option grant is determined by the Board of Directors at the time of the grant.

12

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the nine months ended May 31, 2011, and May 31, 2010

11.

SHARE CAPITAL (continued)

c)

Stock Options Outstanding (continued)

The continuity for stock options is as follows:

Expiry date	Exercise price	Balance, August 31, 2010	Granted	Exercised	Expired	Cancelled	Forfeitures	Balance May 31, 2011
October 18, 2010	$ 1.18	80,000	-	-	(80,000)	-	-	-
April 17, 2011	$ 0.70	400,000	-	-	(200,000)	(200,000)	-	-
May 31, 2011	$ 0.70	50,000	-	-	-	(50,000)	-	-
March 28, 2012	$ 0.70	395,000	-	-	-	(260,000)	-	135,000
January 31, 2013	$ 0.70	1,170,000	-	-	-	-	-	1,170,000
February 25, 2014	$ 0.35	2,202,000	-	(245,000)	-	-	-	1,957,000
September 26, 2015	$ 0.56	-	1,895,000	(75,000)	-	-	(75,000)	1,745,000
December 1, 2015	$ 0.69	-	50,000	-	-	-	-	50,000
April 19, 2016	$ 0.56	-	100,000	-	-	-	-	100,000
		4,297,000	2,045,000	(320,000)	(280,000)	(510,000)	(75,000)	5,157,000

Weighted average exercise price		$ 0.53	$ 0.56	$ 0.35	$ 1.18	$ 0.70	$ 0.56	$ 0.52

On September 26, 2010, the Company granted stock options to directors, officers, and employees on 1,895,000 shares of the Company’s capital stock, exercisable for up to five years at a price of $0.56 per share.  The options granted vest 50% immediately and 50% in twelve months from the date of grant.

On December 1, 2010, the Company granted stock options to an employee on 50,000 shares of the Company’s capital stock, exercisable for up to five years at a price of $0.69 per share.  The options granted vest 50% immediately and 50% in twelve months from the date of grant.

On April 19, 2011, the Company granted stock options to an employee on 100,000 shares of the Company’s capital stock, exercisable for up to five years at a price of $0.56 per share.  The options granted vest 50% immediately and 50% in twelve months from the date of grant.

During the nine months ended May 31, 2011, 510,000 stock options were cancelled and 75,000 stock options were forfeited due to employees leaving the Company.

13

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the nine months ended May 31, 2011, and May 31, 2010

d)

Stock Based Compensation

During the nine months ended May 31, 2011, the Company recorded $485,756 (May 31, 2010: $133,638) in stock based compensation expense for options vesting in the period, net of $9,739 in forfeitures.

The fair value of the 1,895,000 options granted on September 26, 2010, was determined using a risk free interest rate of 1.42%, an expected volatility ranging from 90.36% to 95.41%, an expected life of ranging from 1.9 to 2.8 years, and an expected dividend of zero for a fair value of $560,290 or $0.296 per option.

The fair value of the 50,000 options granted December 1, 2010, was determined using a risk free interest rate of 1.65%, an expected volatility of 93.36%, an expected life of 2.8 years, and an expected dividend of zero for a total fair value of $19,845 or $0.397 per option.

The fair value of the 100,000 options granted April 19, 2011, was determined using a risk free interest rate of 1.65%, an expected volatility of 91.99%, an expected life of 2.8 years, and an expected dividend of zero for a total fair value of $31,543 or $0.318 per option.

14

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the nine months ended May 31, 2011, and May 31, 2010

11.

SHARE CAPITAL (continued)

e)

Share Purchase Warrants

The continuity for share purchase warrants is as follows:

Expiry date	Exercise price	Balance, August 31, 2010	Issued	Exercised	Expired	Balance May 31, 2011
December 9, 2011	$ 0.50	100,000	-	-	-	100,000
March 18, 2012	$ 1.00	5,686,492	-	-	-	5,686,492
October 29, 2012	$ 0.55	-	100,000	-	-	100,000
November 3, 2012	$ 0.75	-	1,000,000	-	-	1,000,000
		5,786,492	1,100,000	-	-	6,886,492

Weighted average exercise price		$ 0.99	$ 0.73	$ -	$ -	$ 0.95

On October 29, 2010, pursuant to a mining lease agreement with Range Minerals Inc., the Company issued 100,000 share purchase warrants with an exercise price of $0.55, expiring on October 29, 2012, with a fair value of $39,592.  The assumptions used in the Black-Scholes option pricing model for the fair value were:  a risk free interest rate of 1.39%; an expected volatility of 89%; an expected life of two years; and an expected dividend of zero.

12.

MANAGEMENT OF CAPITAL

The Company manages its common shares, stock options and warrants as capital (see Note 11). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable level of risk.  The Company is not subject to any externally imposed capital requirements.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets, or adjust the amount of cash.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors including successful capital deployment and general industry conditions.

In order to maximize ongoing exploration expenditures, the Company does not pay out dividends. The Company’s investment policy is to keep its cash treasury on deposit in interest bearing Canadian chartered bank accounts.

15

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the nine months ended May 31, 2011, and May 31, 2010

The Company expects its current capital resources will be sufficient to carry out its exploration plans and operations through the next twelve months or longer.

16

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the nine months ended May 31, 2011, and May 31, 2010

13.

RELATED PARTY TRANSACTIONS

The Company’s related parties include a company owned by an executive officer as follows:

Name	Nature of transactions
Golden Oak Corporate Services Limited	Consulting as CFO and administrative expenses

The Company incurred the following fees and expenses in the normal course of operations in connection with companies owned by an executive officer.  Expenses have been measured at the exchange amount which is determined on a cost recovery basis.

Nine months ended	May 31, 2011	May 31, 2010
Consulting fees	$ 80,325	$ 72,450
Office and general expenses	4,346	6,166
Total	$ 84,671	$ 78,616

Directors fees paid to independent directors of $24,784 for the nine months ended May 31, 2011 (May 31, 2010: $18,729).

A director and officer of the Company holds a 10% interest in the Coal Canyon and Red Hill properties described in Note 9.  The Company and Red Eagle are related parties in that they have two directors in common, being Ken Cunningham and Ian Slater.

14.

SEGMENTED DISCLOSURE

The Company operates only in the mineral exploration sector within two geographic segments: Nevada and Alaska projects in the United States; and Colombian projects in Colombia, South America.  Geographical exploration expenditures and recoveries are detailed in Schedule 1 to the financial statements.

Interest earned is primarily at the corporate level in Canada.

Notes 8 and 9 provide disclosure as to the geographic location of equipment and mineral interests.

15.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions for the three months ended May 31, 2011, consisted of the following:

•

The fair value of shares received for mineral interest of $11,325;

•

The fair value of options exercised of $34,650; and

•

Mineral interest option recoveries in amounts receivable of $30,639.

The significant non-cash transactions for the nine months ended May 31, 2011, consisted of the following:

•

The fair value of warrants issued for mineral interests of $39,592;

•

The fair value of shares issued for mineral interests of $96,000;

•

The fair value of shares received for mineral interest of $86,325;

•

The fair value of options exercised of $62,716; and

•

Mineral interest option recoveries in amounts receivable of $30,639.

17

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the nine months ended May 31, 2011, and May 31, 2010

15.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (continued)

The significant non-cash transactions for the three months ended May 31, 2010, consisted of the following:

•

The fair value of shares issued for finder’s fees of $117,618.

The significant non-cash transactions for the nine months ended May 31, 2010, consisted of the following:

•

The fair value of warrants issued for mineral interests of $27,113;

•

The fair value of shares issued for mineral interests of $206,500;

•

The fair value of shares issued for finder’s fees of $117,618;

•

The fair value of shares received for mineral interest of $20,000;

•

The fair value of options exercised of $8,576; and

•

The fair value of warrants exercised of $4,306.

16.

SUBSEQUENT EVENTS

On June 16, 2011, pursuant to the terms of the Pavo Option agreement as described in Note 9(h), the Company issued 100,000 common shares to ExpoGold at a fair value of $38,000.  The Company then received 100,000 tradable shares of Red Eagle on June 25, 2011, as called for under the agreement.

On June 28, 2011, Red Eagle opened for trading on the TSX-V after completing their initial public offering.  The 200,000 Red Eagle shares held by Miranda at May 31, 2011, have been exchanged for tradable shares (TSX-V: RD).  All of the tradable shares in Red Eagle now held by Miranda, being 300,000 total, are subject to various hold-periods dated from October 24, 2011 through October 24, 2012.

18